OFFERING MEMORANDUM
PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

FenSens, Inc.
383 E. Laurel Rd.
Bellingham, WA 98226
Phone: 360-920-1637
Website: http://FenSens.com.



UP TO $350,000 OF CROWD NOTES

FenSens, Inc. ("FenSens," "the company," "we," or "us"), is offering up to $350,000 worth of Crowd Notes of the company. The minimum target offering is $100,000 (the "Target Amount"). This offering is being conducted on a best efforts basis and the company must reach its Target Amount of $100,000 by May 1, 2017. The Company is making concurrent offerings under both Regulation CF and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $100,000 under the Regulation CF offering and a total of $130,000 under the Combined Offerings (the "Closing Amount") by May 1, 2017, no securities will be sold in this offering, investment commitments will be cancelled, and committed funds will be returned. The company will accept oversubscriptions in excess of the Target Amount up to $350,000 (the "Maximum Amount") on a first come, first served basis. If the company reaches its Closing Amount prior to May 1, 2017, the company may conduct the first of multiple closings, provided that the offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close.

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the company's management. When used in this disclosure document and the company offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

THE COMPANY AND ITS BUSINESS

The company's business

FenSens, Inc., is a corporation organized on July 20, 2016, under the laws of Delaware. The company was organized to develop and sell installable automotive accessory technology, including FenSens' Smart Wireless Parking Sensor and associated Hands-Free Mobile App. The company's first product, the Smart Wireless Parking Sensor, is a smart Bluetooth-enabled license plate frame that utilizes ultrasonic sensors to detect objects in front or behind a vehicle. The device communicates in real-time and directly with a driver's smartphone through our hands-free Android or iOS app, which provides audio, visual display, and vibration alerts for any object detected by the smart license plate frame. We are also in the process of developing and making available freestanding products that would make new technology available to any vehicle.

Further information about the company and its business appears on the company's profile page on SeedInvest under https://www.seedinvest.com/fensens.inc/seed and is attached as Exhibit C to the Form C of which this Offering Memorandum forms a part.

Due diligence

Due diligence by CrowdCheck, Inc.



THE TEAM

Officers and Directors

This table shows the principal people on our team:

Name	Position	Age	Date Elected or Appointed	Fulltime with the Company?
Officers:				
Andrew Karuza	CEO & President	32	July 2016	Yes
Nik Talreja,	COO	31	October 2016	Part-Time
Kyle Ellicott	CSO	32	January 2017	Part-Time
Directors:				
Andrew Karuza	CEO & President, Director	32	July 2016	Yes

Nik Talreja	COO, Director	31	October 2016	Part-Time
Kyle Ellicott	CSO, Director	32	January 2017	Part-Time

The Officers and Directors are currently not compensated for their services.

Biographies

Andrew Karuza is our Chief Executive Officer. He has served in that position since our inception in June 2016. Andrew has over 10 years of experience as a start-up entrepreneur. As CEO of brandbuddee (influencer marketing platform), which he helped launch he was in charge of product development. He also previously worked at SpotSurvey (SMS survey delivery app), and a consulting company that helped many large software and hardware related companies including Microsoft, BMC Software, Google, Kinivo, and Otterbox. Andrew received his degree in marketing from Western Washington University in 2009.

Nik Talreja – Nik Talreja is a member of our board of directors and Chief Operating Officer of the company. He has served as our COO since October of 2016. Nik has over five years of experience building and managing b2b and consumer-focused emerging companies and has extensive experience advising companies at all stages on operational and organizational matters as a corporate attorney. Nik received his J.D. in 2012 from the University of California, Los Angeles, School of Law and graduated with a B.S. in Corporate Finance & Entrepreneurship in 2007 from the University of Southern California's Marshall School of Business.

Kyle Ellicott – Kyle Ellicott is our CSO and one of our board members. He has served in the position since January of 2017 to the present date. He is a 15-year wearable and Internet of Things (IoT) start-up veteran with experience building and selling his own software start-ups. Currently is the co-founder and COO at ReadWrite / ReadWrite Labs, an IoT platform for start-ups. He has received his degree in computer information systems from Eastern Michigan University in 2007.

Related Party Transactions

The company has not entered into any related party transactions.

RISK FACTORS

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the company:

- **We are selling convertible notes that will convert into shares or result in payment in limited circumstances, and in certain circumstances only at the option of the company.** These notes do not have a maturity date and only convert or result in payment in limited circumstances. If there is a merger, buyout or other corporate transaction occurs before a qualified equity financing, investors will receive a payment of the greater of two times their purchase price or the amount of preferred shares they would have been able to purchase using the valuation cap. If there is a qualified equity financing (and only a financing using preferred shares will count for this purpose), the conversion price will be set for conversion into non-voting shares of a to-be-determined class of preferred stock. Investors in the Regulation CF offering will be considered non-major investors under the terms of the notes offered. Only major investors will have their notes converted at this time; notes held by non-major investors will only convert at the sole discretion of the company or in the event of subsequent corporate transaction. Further, the notes convert at a discount of 20%, or based on a valuation cap meaning investors would be rewarded for taking on early risk compared to later investors. But you won't know how much your investment is worth until that happens. The outside investors at the time conversion, if any, might value the company at an amount well below the $2 million valuation cap, so you should not view the $2 million as being an indication of the company's value. Further any interest on the notes is accrued interest, therefore you will not be paid interest payments on these notes. If you choose to invest, you should be prepared that your notes will never convert and will have no value.

- **We have not assessed the tax implications of using the Crowd Note.** The Crowd Note is a type of debt security that does not include a set maturity date. As such, there has been inconsistent treatment under state and federal tax law as to whether the Crowd Note can be considered a debt of the company, or the issuance of equity. Investors should consult their tax advisers.

- **You may have limited rights.** The company has not yet authorized preferred stock, and there is no way to know what voting rights those securities will have. In addition, as an investor in the Regulation CF offering you will be considered a non-major investor under the terms of the notes offered, and therefore upon any conversion you will receive shares of a Shadow Series with certain limited rights. Shadow Series shareholders may receive a different liquidation preference, may not have voting rights, and will receive quarterly business updates by the company but may be limited in other information and inspection rights. Furthermore, the company has issued and may issue convertible notes to investors outside of this offering. Those notes may convert earlier or under terms more favourable than the Crowd Note.

- **This is an early stage company.** It has no history, no clients, and no revenues. If you are investing in this company, it's because you think this is a good idea, that the founders can execute it better than their competition, that they can price their product right and sell it to enough people that the company will succeed. You are taking all these things on faith, because it's impossible to know what will happen. We are dependent upon additional capital resources for the continuation of our planned principal operations and are subject to significant risks and uncertainties, including failing to secure funding to operationalize our planned operations or failing to profitably operate the business.

- **We have a small management team.** We depend on the skills and experience of a small management team. If the company is not able to call upon any of these people for any reason, it could be harmed. Our efforts to effectively expand our management team may be thwarted if we don't raise enough money.

- **We will need more people to join our company.** We will need additional employees, mostly engineering and technology and marketing personnel. There are no guarantees that we will find the right type of sales and marketing personnel who will be able to convince enough consumers to purchase our products. Our ability to raise sufficient capital may have an impact on our ability to attract and hire the right talent.

- **The company will need more money.** The company might not sell enough Crowd Notes both in the Regulation CF offering and our concurrent Rule 506(c) offering to meet its operating needs and fulfil its plans. Even if it sells all the Crowd Notes it is offering now, it will probably need to raise more funds in the future, and if it can't get them, it will fail. Even if it does make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

- **We are likely to operate at a loss for some time.** Since our inception, our activities have consisted of formation activities and preparations to raise capital. Once we commence our principal operations, we will incur significant additional expenses. We are dependent upon additional capital resources and are subject to significant risks and uncertainties; including failing to secure funding to implement planned operations or failing to profitably operate the business. We anticipate that we will initially sustain operating losses. Our ability to become profitable depends on success in selling enough of the FenSens Wireless Parking Sensor and mobile app. There can be no assurance that this will occur. Unanticipated problems and expenses are often encountered in developing offering new products, which may impact whether we are successful. There can be no assurance that we will ever become profitable. If we sustain losses over an extended period of time, we may be unable to continue in business.

- **Limited intellectual property protection may cause us to lose our competitive advantage and adversely affect our business.** We do not currently hold any patents. We have three provisional patents and one utility patent and are in the process of filing patent applications for future products. There is no guarantee that we will be able to obtain patent protection, which would significantly decrease the value of our products. It may also lead to unauthorized use or copying of our technology. Companies in China and elsewhere may try to replicate a cheaper version of our product. Policing such unauthorized use is difficult and the steps taken may not prevent misappropriation of the technology. In addition, effective protection may be unavailable or limited in some jurisdictions outside the United States, Canada and the United Kingdom. Litigation may be necessary in the future to enforce or protect our rights or to determine the validity and scope of the rights of others. Such litigation could cause us to incur substantial costs and divert resources away from daily business, which in turn could materially adversely affect the business.

- **Issues with our manufacturing partners could slow down production**. We have several manufacturing alternatives, however, an issue that develops with our current manufacturing partner would slow production down for several months while we start over with a new vendor. We cannot ensure that our manufacturing partner will not face unexpected challenges and cause us to delay production.

- **The company will depend on revenue from the sale of FenSens Smart Wireless Parking Sensor. This is our only product today.** The company will only succeed (and you will only make money) if there is sufficient demand for our wireless parking sensor, people think it's better than any competition's products, and the company has priced it at a level that allows the company to make a profit and still attract business.

- **Uncertainty with respect to US trade policy may reduce our manufacturing choices and add to our expenses.** We are currently planning to have our manufacturing center in China. The current US President has indicated a desire to re-negotiate trade deals and potentially imposing tariffs on foreign countries, including China. We may incur additional expenses if we are forced to base our manufacturing in the United States.

- **The trends we are anticipating in the automotive industry may not develop as we hope.** By 2018 all new vehicles in the US will be required to have a backup camera. We expect this to help us sell more of our products, as the importance of backup safety technology becomes widely known. However, FenSens technology will be one of many options available to the public. There is no guarantee that most people will choose our products over our competition. Additionally, our business may be affected if US regulations are challenged or rolled back.

- **Unauthorized access to our technology and software will expose the company to litigation, reputational, and financial risk.** Our components are highly accessible and our product is relatively simple to produce, but our unique value is in our software. We have product insurance, but currently no insurance for cyber-attacks. A cyber-attack or hack could cause disruption to the functioning and safety of our product. We have a security consultant who will be doing a full assessment for our product before launching in the market. We will work to fill any potential holes in our systems. There is no guarantee that we will be able to do so in a timely manner.

- **We have a number of competitors more established than we are.** There are other companies providing products similar to ours. One of our competitors offers an app-controlled product similar to ours and we have several competitors in the backup camera and sensor space. Some of these companies are large established companies with resources far superior to ours. Accordingly, they may be able to develop products better than ours and may succeed in convincing clients to purchase them faster.

- **Our financial review includes a "going concern" note.** Our ability to continue as a going concern for the next twelve months is dependent upon our ability to generate sufficient cash flows from operations to meet our obligations, and/or to obtain additional capital financing from our members and/or third parties. No assurance can be given that we will be successful in these efforts. These factors, among others, raise substantial doubt about our ability to continue as a going concern for a reasonable period of time.

- **You can't easily resell the securities.** There are restrictions on how you can resell your securities for the next year. More importantly, there is no market for these securities, and there might never be one. It's unlikely that the company will ever go public or get acquired by a bigger company. That means the money you paid for these securities could be tied up for a long time.

OWNERSHIP AND CAPITAL STRUCTURE; THE OFFERING; RIGHTS OF THE SECURITIES

Ownership

The current owners of 20% or more equity in a class of securities in the company as of March 9, 2017 are reflected in the below table:

Beneficial owner	Amount and class of securities held*	Percent of voting power prior to the Offering
Andrew Karuza	13,495,000	53.98%

The Offering

The securities offered in this offering

The following description is a brief summary of the material terms of this offering and is qualified in its entirety by the terms contained in the Crowd Notes.

The Crowd Notes sold in this offering will convert in the following circumstances:

- If a "corporate transaction" (such as the sale of the company) occurs prior to a "qualified equity financing" (which is a Preferred Stock financing raising more than $1 million).
- Once a "qualified equity financing" occurs, the notes may be converted thereafter if the company chooses, or if a corporate transaction occurs.

The price at which the Crowd Notes sold in this offering will convert will be:

- At a discount of 20% to the price in the qualified equity financing, subject to a $2 million valuation cap, if the conversion takes place after the qualified equity financing; or
- If conversion takes place prior to a qualified equity financing, the greater of twice the outstanding principal of the Crowd Notes, or the amount of stock the Crowd Notes would convert into under the valuation cap.

Until the earlier of the qualified equity financing or the corporate transaction, the Crowd Notes accrue an annual interest rate of 4%, compounded quarterly.

The securities into which the Crowd Notes in this offering will convert will have more limited voting and information rights than those to be issued to major investors on conversion.

Our Target Amount for this offering to investors under Regulation Crowdfunding is $100,000. Additionally, we have set a minimum Closing Amount of $130,000 between our Combined Offerings under Regulation Crowdfunding and Regulation D, which we will need to meet before any closings occur. We will accept up to $350,000 from investors through Regulation Crowdfunding before the deadline of May 1, 2017.

The minimum investment is this offering is $500. Investments of $20,000 or greater will only be accepted through the Regulation D offering.

Securities sold pursuant to Regulation D

The company is selling securities in a concurrent offering to accredited investors under Rule 506(c) under the Securities Act at the same time as this offering under Regulation Crowdfunding (together, the "Combined Offerings").

The notes in the Regulation D offering convert under similar terms, however if there is a qualified equity financing, notes held by those investors will convert at that time into preferred shares and if there is a corporate transaction these investors will receive payment of twice the amount they invested. In the future, Regulation D investors may be entitled to greater voting and inspection rights than investors in this offering.

The company has recently issued a convertible note in the principal amount of $100,000 pursuant to a convertible promissory note purchase agreement. The convertible promissory notes may convert into equity upon a qualified equity financing, as described below.

Common Stock

Dividend Rights

The Board of Directors, subject to any restrictions contained in (a) the General Corporation Law of Delaware or (b) the certificate of incorporation, may declare and pay dividends upon the shares of its capital stock. Dividends may be paid in cash, in property, or in shares of the corporation's capital stock.

Voting Rights

The stockholders entitled to vote at any meeting of stockholders as determined by the Board or a Stockholder's meeting in accordance with the Bylaws, subject to the provisions of Sections 217 and 218 of the General Corporation Law of Delaware (relating to voting rights of fiduciaries, pledgors and joint owners of stock and to voting trusts and other voting agreements).

Except as may be otherwise provided in the certificate of incorporation, each stockholder shall be entitled to one vote for each share of capital stock held by such stockholder. All elections shall be determined by a plurality of the votes cast, and except as otherwise required by law, all other matters shall be determined by a majority of the votes cast affirmatively or negatively.

Convertible Notes

The company issued a convertible note pursuant to a convertible promissory note purchase agreement dated February 24, 2017 to one investor in the amount of $100,000. The company may issue further convertible notes within 60 days of the date of the agreement under the terms described below. However, the company does not intend to issue any further notes while this offering is open.

Interest Rate and Maturity

The convertible note of the company will bear an interest rate of 5% compounded annually and have a maturity date of February 24, 2019.

Conversion terms

The conversion price is equal to the lesser of (i) 80% of the per share price paid by investors in a qualified equity financing or (ii) the price equal to the quotient of $1,000,000 divided by the aggregate number of outstanding shares of the company's common stock immediately prior to the initial closing of the qualified equity financing, on a fully diluted basis. A qualified equity financing is defined as the issue and sale of equity securities to investors on or before the date of repayment in full of the convertible notes in an arms-length equity financing resulting in gross proceeds to the company of at least $500,000 (excluding the conversion of the notes and any other debt). The notes may also convert at the option of the noteholders in the event of the company's merger or sale.

What it means to be a minority holder

As an investor in Crowd Notes of the company, you will not have any rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Even if your securities convert to equity of the company, investors in this offering will hold minority interests, potentially with rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Offering Perks

To encourage participation in this offering and the concurrent offering pursuant to Regulation D, the company is providing specific perks for investors. The company is of the opinion that these perks do not alter the sales price or cost basis of the Crowd Note in this offering. Rather, the perks are promotional discounts on future purchases of the core service of the Company. The perks for these offerings are as follows:

Investment Amount	Offering Perk
$2,000	30% off all FenSens products for life.
$5,000	Free FenSens products for life (Limited to one unit per unique product).
$25,000	Free FenSens products for life and an invite to our exclusive launch party in Seattle.
$100,000 or more	Seat on the company's Board of Directors (limited to one board seat for this offering).

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.

- In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.

- In June 2015, the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money. Investors should pay careful attention to the number of convertible notes that the company has issued (and may issue in the future, and the terms of those notes.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Transfer Agent

We have selected VStock Transfer, LLC, an SEC-registered securities transfer agent, to act as our transfer agent. They will be responsible for keeping track of who owns the Crowd Notes in this offering.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found in Exhibit B to the Form C of which this Offering Memorandum forms a part. The financial statements were reviewed by Artesian CPA, LLC.

Financial Condition

We began operations in July 2016. To date we have not generated any revenues.

Based on our cash flow projection, we foresee a future need for financing. We anticipate that this round together with the proceeds from our concurrent Rule 506(c) offering should get us through the next 16 months. In late 2017, we intend to attempt a raise of approximately $1,000,000 in seed financing to finance international expansion and new product development. If working capital money is needed to fund inventory, we plan to use several bridge loan and investment groups willing to float any large orders received so we can pay for the manufacturing, receive the money, then pay the lender back. We do not have a bank line of credit currently, but will apply for a working capital loan if needed.

Results of Operations

As of the July 6, 2016, the company's inception, we have not generated any revenues. We currently have $110,000 in pre-order sales and received a grant in the amount of $75,000 from Arrow Electronics. Consumers have indicated interest from more than 50 countries but we have not yet monetized such interest.

We have established the following milestones in our plan of operations:
- If we raise the minimum amount set out in "Use of Proceeds," we will invest in our next two products: (i) the completion of the European version of the smart license plate frame, and (ii) a camera version of the smart license plate frame. That would enable us to effectively sell in upwards of 70 countries. We will also invest in research and development of future version of the smart license plate frame, which will enable us to upsell existing customers by as early as the December 2017 holiday sales period. Other future products include a smart anti-theft device and a smart automotive button for launching apps and devices hands-free.
- We have a list of interested retailers and several agreement negotiations in process that we will try to advance during the time of our smart license plate production. This would allow us to enter big box retail by early summer 2017, when we plan to ship the first batch of our products, receive feedback, and make any necessary software adjustments. Our first order from a well-known consumer electronics retailer is estimated to be approximately $160,000. We have budgeted about $20,000 for our big-box retail go-to-market budget.
- We plan to file a PCT in the month of April 2017 to acquire patent protection in China, Europe, and Canada. We have one utility patent that has been confirmed by the USPTO as accepted for fast track review.
- Assuming we raise $350,000 in this offering, we anticipate a larger retail rollout, especially in Europe. We have a large list of European retailers and distributors that have shown interest in regional distribution of our products. In addition, a raise of $350,000 would enable us to dedicate more resources to research and development of future product categories.

Liquidity and Capital Resources; Future Trends

Our cash on hand is currently approximately $195,000.

Our monthly burn rate is currently approximately $3,500, not including anticipated pre-delivery production costs, which will amount to approximately $20,000 in the aggregate. We anticipate that our cash burn rate will increase roughly $15,000 per month as a result of increased marketing and operational costs, a salary for Andy Karuza, and further IP and product development opportunities.

No significant assets will be purchased with proceeds from this offering. We will maintain our operations at a relatively modest co-working office at a rate of $800 per month throughout the remainder of 2017.

Indebtedness

We do not have any outstanding loans.

Recent Offerings of Securities

The company has issued a convertible promissory note to one investor in the amount of $100,000. The proceeds of this offering will be used for general business purposes.

Valuation

We have not undertaken a valuation of the company.

As discussed in "Dilution" above, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the company. When the company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares (or the notes convertible into shares) than earlier investors did for theirs.

There are several ways to value a company, and none of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value — The amount for which the assets of the company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value — This is based on analysis of the company's financial statements, usually looking at the company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach — This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically, liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the company) may value the company differently. They may use a different valuation method, or different assumptions about the company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

USE OF PROCEEDS

If we raise the Closing Amount, the net proceeds of this offering to the issuer, after the expenses of the offering (payment to the SeedInvest and legal, accounting and related expenses), will be approximately $85,000. We plan to use these proceeds as follows:

- Approximately $30,000 for compensation, including $20,000 for salary payable to our CEO and $10,000 for fees payable to consultants.

- Approximately $15,000 for product development and manufacturing expenses.

- Approximately $10,000 for expenses related to acquiring patent protection for our products.

- Approximately $10,000 on extra inventory

- Approximately $20,000 on advertising and sales and marketing expenses.

If we raise the Maximum Amount of $350,000, the net proceeds of this offering to the issuer, after the expenses of the offering (payment to the SeedInvest and legal, accounting and related expenses), will be approximately $320,000. In that case, we plan to use these proceeds as follows:

- Approximately $120,000 for compensation, including $80,000 for salary payable to our CEO, $5,000 for fees payable to consultants, $35,000 for payments to part-time product development professionals.

- Approximately $55,000 for product development and manufacturing expenses.

- Approximately $25,000 for expenses related to acquiring patent protection for our products.

- Approximately $70,000 on advertising and sales and marketing expenses.

- Approximately $50,000 on extra inventory.

If we receive funds in our concurrent offering under 506(c), we may allocate some of those funds to cover some, if not all of the costs, of uses identified above.

The identified uses of proceeds are subject to change at the sole direction of the officers and directors based on the business needs of the company.

REGULATORY INFORMATION

Disqualification

Neither the company nor any of our officers or managing members is disqualified from relying on Regulation Crowdfunding.

Annual reports

We have not filed annual reports to date. Any annual reports will be posted on our website, at www.fensens.com.

Compliance failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Updates

Updates on the status of this offering may be found at: https://www.seedinvest.com/fensens.inc/seed.

SEEDINVEST INVESTMENT PROCESS

Making an investment in the company

How does investing work?

When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the company. Once the company accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to the company in exchange for your convertible note. At that point, you will be an investor in the company.

SeedInvest Regulation CF rules regarding the investment process:

- Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's offering materials;
- The intermediary will notify investors when the target offering amount has been met;
- The Company is making concurrent offerings under both Regulation CF and Regulation D and unless the Company raises at least the target amount under the Regulation CF offering and the closing amount under both offerings, it will not close this offering;
- If an issuer reaches a target offering amount and the closing amount prior to the deadline identified in its offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline;
- If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled and the committed funds will be returned;
- If an issuer does not reach both the target offering amount and the closing offering amount prior to the deadline identified in its offering materials, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned; and
- If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

What will I need to complete my investment?

To make an investment you will need the following information readily available:

1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number

What is the difference between preferred equity and a convertible note?

Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common stock. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the company is sold.

A convertible note is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to the company with the expectation that they will receive equity in the company in the future at a discounted price per share when the company raises its next round of financing.

To learn more about startup investment types, check out "How to Choose a Startup Investment" in the SeedInvest Academy.

How much can I invest?

An investor is limited in the amount that he or she may invest in a Regulation Crowdfunding offering during any 12-month period:

- If either the annual income or the net worth of the investor is less than $100,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both greater than $100,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $100,000.

Separately, the company has set a minimum investment amount.

How can I (or the company) cancel my investment?

For offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your securities have been issued. If you have already funded your investment, let SeedInvest know by emailing cancellations@seedinvest.com. Please include your name, the company's name, the amount, the investment number, and the date you made your investment.

After my investment

What is my ongoing relationship with the company?

You are an investor in the company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the company and their investments. This annual report includes information similar to the company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:

1. The company becomes a fully-reporting registrant with the SEC
2. The company has filed at least one annual report, but has no more than 300 shareholders of record
3. The company has filed at least three annual reports, and has no more than $10 million in assets
4. The company or another party repurchases or purchases all the securities sold in reliance on Section 4(a)(6) of the Securities Act
5. The company ceases to do business

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How do I keep track of this investment?

You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to monthly account statements, you may also receive periodic updates from the company about its business.

Can I get rid of my securities after buying them?

Securities purchased through a Regulation Crowdfunding offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:
1. To the company that sold the securities
2. To an accredited investor
3. As part of an offering registered with the SEC (think IPO)
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for these securities and the company does not have any plans to list these securities on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists its securities on an exchange, is acquired, or goes bankrupt.